Sit U.S. Government Securities Fund (SNGVX)
Sit Minnesota Tax-Free Income Fund (SMTFX)

Presentation to
Financial Planning Association of Minnesota

September 19, 2017

Presentation by

Michael C. Brilley
President and Chief Fixed Income Officer
Sit Investment Fixed Income Advisors, Inc.

Sit Investment Associates

Sit U.S. Government Securities Fund Historic NAV

As of August 31, 2017



Sit Investment Associates

Sit U.S. Gov't Securities Fund Distribution Rate VS 2 Year U.S. Treasury Yield

As of August 31, 2017



12 Month Distribution Rate
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
1.48
1.33
Sit U.S. Gov't Securities Fund 12 Mo. Distribution Rate
2-Year U.S. Treasury Yield

The 30-Day SEC Yield as of 8/31/17 was 2.42%

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

3

SIT U.S. GOVERNMENT SECURITIES FUND
QUARTERLY AND ANNUAL RATES OF RETURN
(PERFORMANCE STATISTICS ARE AFTER INVESTMENT MANAGEMENT FEES)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05**	2002	0.72	2.33	1.87	0.77	5.79
1988	4.10	1.27	1.63	0.67	7.86	2003	0.53	0.23	0.00	0.42	1.19
1989	1.45	4.72	1.27	3.21	11.04	2004	1.52	-0.58	1.87	0.52	3.35
1990	0.32	4.02	1.44	4.83	10.97	2005	0.13	1.97	-0.17	0.55	2.49
1991	2.54	1.05	4.73	4.01	12.87	2006	0.09	0.43	2.33	1.26	4.13
1992	-0.77	3.50	2.13	0.52	5.43	2007	1.67	0.12	2.43	2.55	6.92
1993	2.77	1.90	1.26	1.23	7.34	2008	3.05	-0.17	0.99	1.19	5.13
1994	0.19	-0.02	1.07	0.51	1.77	2009	2.12	1.78	2.51	1.17	7.78
1995	2.85	3.26	1.98	2.95	11.50	2010	1.26	1.10	1.50	0.96	4.91
1996	0.42	0.66	1.69	2.14	4.99	2011	0.74	1.50	0.43	0.03	2.72
1997	0.00	3.00	3.04	1.95	8.19	2012	0.99	0.73	0.85	0.07	2.67
1998	1.39	1.70	2.34	0.94	6.52	2013	-0.27	-1.48	-0.35	0.01	-2.08
1999	0.00	0.04	0.85	0.47	1.37	2014	0.63	0.35	0.60	0.62	2.22
2000	1.53	1.72	2.19	3.42	9.15	2015	0.78	-0.08	0.50	0.21	1.42
2001	2.63	1.59	3.17	0.91	8.56	2016	0.99	0.72	0.18	-1.19	0.69
						2017	0.32	0.45	-	-	0.77***

* Return is from 6/2/87 through 6/30/87

** Return is from 6/2/87 through 12/31/87

*** Return is from 1/1/17-6/30/17

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit U.S. Government Securities Fund
Average Annual Returns And Category Rank

As of August 31, 2017

	Total Return (%)				
	YTD	1 Yr.	3 Yr.	5 Yr.	10 Yr.
Sit U.S. Government Securities Fund	1.13	0.03	1.35	0.74	2.95
Bloomberg Barclays Int/Govt Bond Index	2.14	0.09	1.66	1.12	3.21

	Morningstar Category Rank (%)				
	YTD	1 Yr.	3 Yr.	5 Yr.	10 Yr.
Sit U.S. Government Securities Fund	41	78	5	19	5

The Sit U.S. Government Securities Fund's inception was 6/2/87.

There were 107 funds in the Short Government Funds Category on 8/31/17.
Category Rank Source: Morningstar

Sit Investment Associates

Sit MN Tax-Free Income Fund Historic NAV

As of August 31, 2017


11.0
10.5
10.0
9.5
9.0
8.5
8.0
NAV ($)
$10.47
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures".

Sit MN Tax-Free Income 12 Mo. Distribution Rate Vs 5 Year US Treasury Yield

As of August 31, 2017



6.0
5.0
4.0
3.0
2.0
1.0
Yield(%)
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
3.11
1.40
Sit MN Tax Free Income 12-Mo. Distribution Rate
Bloomberg Barclays 5-Year Muni Index Yield

The 30-Day SEC Yield as of 8/31/17 was 2.47%

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. **Yield to worst** is the lower of the yield to maturity of the yield to the call date for a bond.

Sit MN Tax-Free Income Fund Quarterly and Annual Rates of Income Return [1]
(Income Return Rates are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1993				0.40*	0.40*	2005	1.10	1.06	1.01	1.01	4.24
1994	1.32	1.39	1.39	1.52	5.73	2006	1.01	1.06	1.05	1.03	4.21
1995	1.43	1.41	1.40	1.41	5.77	2007	1.04	1.06	1.06	1.08	4.31
1996	1.40	1.43	1.45	1.39	5.79	2008	1.09	1.06	1.13	1.32	4.68
1997	1.35	1.37	1.35	1.33	5.51	2009	1.23	1.20	1.16	1.13	4.80
1998	1.28	1.26	1.26	1.24	5.14	2010	1.04	1.07	1.06	1.11	4.35
1999	1.12	1.21	1.28	1.38	5.10	2011	1.13	1.15	1.09	1.07	4.51
2000	1.36	1.34	1.36	1.31	5.48	2012	1.01	0.95	0.88	0.93	3.82
2001	1.28	1.27	1.21	1.25	5.11	2013	0.82	0.88	1.04	1.05	3.84
2002	1.13	1.20	1.15	1.19	4.76	2014	0.97	0.89	0.87	0.87	3.65
2003	1.11	1.13	1.16	1.14	4.62	2015	0.82	0.83	0.83	0.83	3.34
2004	1.07	1.09	1.10	1.06	4.39	2016	0.77	0.75	0.72	0.79	3.07
						2017	0.81	0.79	-	-	1.60 **

* Return is from 12/1/93 - 12/31/93

** Return is from 1/1/17 - 6/30/17

(1) Income return rates were calculated by summing the quarterly dividend rates per share and dividing the sum by the NAV at the beginning of the quarter

Sit Investment Associates

Sit MN Tax-Free Income Fund
Portfolio Statistics (W/O cash)

As of August 31, 2017

	Rated Only	Non-Rated Only	Total Portfolio
Stated Maturity (Years)	17.02	15.79	15.71
Weighted Average Coupon	4.52	5.27	4.48
Average Life Yield	3.01	4.57	3.28
Average Life Duration (Years)	3.01	4.39	3.23
Number of Different Credits	257	138	395
Largest Credit % of Total Portfolio	1.9	0.8	--
Average Credit % of Total Portfolio	0.4	0.2	--
% of Total Portfolio	67.0	27.3	94.3
Total Assets (including cash)			$530.2 Million

Sit Investment Associates



Sit Minnesota Tax-Free Income Fund (SMTFX)
August 31, 2017

		Federal Tax Rate			
30 - Day SEC Yield		28.0%	36.8%	38.8%	43.4%
2.47%	Tax-Equivalent Yields *	**3.7%**	**4.3%**	**4.5%**	**4.8%**

*Assumes the maximum MN tax bracket of 9.85% and 3.8% net investment income surtax.

Please see the Fund's 1-, 5-, and 10- year total return figures on page 11.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85%, as applicable.

Sit Investment Associates

Sit MN Tax-Free Income Fund
Average Annual Returns And Category Rank

As of August 31, 2017

	Total Return (%)				
	YTD	1 Yr.	3 Yr.	5 Yr.	10 Yr.
Sit MN Tax-Free Income Fund	4.31	0.11	3.15	3.13	4.51
Bloomberg Barclay's 5-Yr Muni Index	4.60	1.44	2.20	2.18	3.97

	Morningstar Category Rank (%)				
	YTD	1 Yr.	3 Yr.	5 Yr.	10 Yr.
Sit MN Tax-Free Income Fund	34	64	25	20	21

The Sit MN Tax-Free Income Fund's inception was 12/1/93.

There were 56 funds in the Minnesota Municipal Funds Category on 8/31/17.
Category Rank Source: Morningstar

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85%, as applicable.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Disclosures

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

The 30-Day SEC Yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the Distribution Rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Yield to worst is the lower of the yield to maturity or the yield to the call date for a bond.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults. Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Risks specific to Sit U.S. Government Securities Fund
Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.
Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States.
Market risk may affect a single issuer, sector of the economy, industry or the market as a whole.
An increase in interest rates may lower the value of the fixed-income securities held by the Fund.
Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.
There may be limited liquidity for certain fixed-income securities.
The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable
More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus.

<u>Disclosure</u>

Risks specific to Sit Minnesota Tax-Free Income Fund

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds.

Market risk may affect a single issuer, sector of the economy, industry or the market as a whole.

Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund.

The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.

Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase.

An increase in interest rates may lower the value of the fixed-income securities held by the Fund.

Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield.

Federal and state tax rules apply to capital gain distributions and any gains or losses on sales.

Income may be subject to state, local or alternative minimum taxes.

There may be limited liquidity for certain fixed-income securities.

The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus.